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February 18, 2025

Confidential
Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Media and Entertainment Universal Inc. (CIK No. 0002053456) Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, World Media and Entertainment Universal Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, in connection with the proposed business combination involving the Company and Black Spade Acquisition II Co (“Black Spade II”), a Cayman Islands exempted company, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Securities and Exchange Commission

February 18, 2025

Financial Statements

In this submission, the Company has included (i) the audited combined financial statements of the Company as of December 31, 2022 and 2023 and June 30, 2024, and for the years ended December 31, 2022 and 2023 and six months ended June 30, 2024, (ii) the unaudited condensed financial statements of Black Spade II as of June 30, 2024 and for the period from May 9, 2024 (inception) through June 30, 2024, and (iii) the unaudited pro forma condensed combined financial information presenting the combination of the financial information of the Company and Black Spade II. The Company intends to update the Draft Registration Statement to include (i) the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024, (ii) the audited consolidated financial statements of Black Spade II as of December 31, 2024 and for the period from May 9, 2024 (inception) through December 31, 2024, and (iii) the unaudited pro forma combined financial information of the Company and Black Spade II as of December 31, 2024 and for the fiscal year ended December 31, 2024 in a subsequent submission to the Commission when the Company’s fiscal year 2024 financial statements become available, in any case no later than the first public filing of registration statement on Form F-4.

*     *     *

Securities and Exchange Commission

February 18, 2025

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Giampietro Baudo, Chief Executive Officer, World Media and Entertainment Universal Inc.
Samuel Chau, Director and Chief Financial Officer, World Media and Entertainment Universal Inc.
Dennis Tam, Executive Chairman of the Board and Co-CEO, Black Spade Acquisition II Co
Kester Ng, Director, Co-CEO and CFO, Black Spade Acquisition II Co
Richard Taylor, Director, Co-CEO and COO, Black Spade Acquisition II Co
Sharon Lau, Partner, Latham & Watkins LLP
Stacey Wong, Partner, Latham & Watkins LLP